SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 6)

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

WIRELESS TELECOM GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

976524108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 976524108

1	Names of reporting persons Horton Capital Partners Fund, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 1,514,509 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 1,514,509 (See Item 4)

9	Aggregate amount beneficially owned by each reporting person 1,514,509 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.8% (See Item 4)
12	Type of reporting person (see instructions) WC

SCHEDULE 13G

CUSIP No. 976524108

1	Names of reporting persons Horton Capital Partners, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 1,514,509 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 1,514,509 (See Item 4)

9	Aggregate amount beneficially owned by each reporting person 1,514,509 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.8% (See Item 4)
12	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 976524108

1	Names of reporting persons Horton Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 1,514,509 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 1,514,509 (See Item 4)

9	Aggregate amount beneficially owned by each reporting person 1,514,509 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.8% (See Item 4)
12	Type of reporting person (see instructions) OO; IA

SCHEDULE 13G

CUSIP No. 976524108

1	Names of reporting persons Joseph M. Manko, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 47,917
	6	Shared voting power 1,514,509 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 1,514,509 (See Item 4)

9	Aggregate amount beneficially owned by each reporting person 1,562,426 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.0% (See Item 4)
12	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 976524108

Item 1(a).	Name of Issuer:

Wireless Telecom Group, Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

25 Eastmans Road

Parsippany, NJ 07504

Item 2(a).

Name of Person(s) Filing:

This statement is filed by Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”), Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), and Joseph M. Manko, Jr. (“Mr. Manko”) (Mr. Manko together with HCPF, HCP and HCM, the “Reporting Persons” and each a “Reporting Person”), with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of Wireless Telecom Group, Inc., a New Jersey corporation (the “Issuer”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed February 14, 2022 with this Schedule 13G Amendment as Exhibit 99.2, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103.

Item 2(c).

Citizenship or Place of Organization:

HCPF is a Delaware limited partnership and each of HCP and HCM is a Delaware limited liability company. Mr. Manko is a United States citizen.

Item 2(d).

Title of Class of Securities:

Common Stock, Par Value $0.01 Per Share

Item 2(e).

CUSIP Number:

976524108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G

CUSIP No. 976524108

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used herein are calculated upon 22,421,183 shares of common stock issued and outstanding as of November 10, 2021, pursuant to information supplied by the Issuer.

As of the close of business on December 31, 2021:

1. HCPF

(a) Amount beneficially owned: 1,514,509

(b) Percent of class: 6.8%

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 1,514,509

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 1,514,509

2. HCP

(a) Amount beneficially owned: 1,514,509

(b) Percent of class: 6.8%

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 1,514,509

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 1,514,509

3. HCM

(a) Amount beneficially owned: 1,514,509

(b) Percent of class: 6.8%

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 1,514,509

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 1,514,509

4. Mr. Manko

(a) Amount beneficially owned: 1,562,426

(b) Percent of class: 7.0%

(c)(i) Sole power to vote or direct the vote: 47,917

(c)(ii) Shared power to vote or direct the vote: 1,514,509

(c)(iii) Sole power to dispose or direct the disposition: 47,917

(c)(iv) Shared power to dispose or direct the disposition: 1,514,509

HCPF owns directly 1,514,509 shares of Common Stock. HCM maintains discretionary investment and voting authority with respect to 1,514,509 shares of Common Stock held by HCPF. HCP may be deemed to be the beneficial owner of such shares of Common Stock because, in the event HCM’s investment advisory agreement with respect to such shares of Common Stock are terminated, HCP has the right to assume HCM’s discretionary investment and voting authority with respect to such shares of Common Stock. Mr. Manko owns 47,917 RSUs. HCP is the general partner of HCPF. Mr. Manko is the managing member of both HCM and HCP and may be deemed to be the beneficial owner of the shares of Common Stock held by HCPF. Each of HCM, HCP, and Mr. Manko disclaims beneficial ownership of the shares of Common Stock held by HCPF. Mr. Manko previously served on the Board of Directors of the Issuer from June 27, 2019 to June 3, 2021.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

SCHEDULE 13G

CUSIP No. 976524108

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 976524108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	HORTON CAPITAL PARTNERS FUND, LP

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC.

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.